Exhibit (e)(27)

EXECUTION VERSION

June 9, 2019

Adam Selipsky

Dear Adam,

I am pleased to offer you, subject to the closing of the proposed acquisition (the “Transaction”) of Tableau Software, Inc. (“Tableau”) by salesforce.com, inc. (“the Company”), pursuant to an Agreement and Plan of Merger, by and among the Company, Tableau and certain other parties thereto (the “Merger Agreement”), the position of Chief Executive Officer and President of Tableau with the Company, at the grade level of 13, initially reporting to Marc Benioff, effective on the first business day (the “Effective Date”) following the closing of the Transaction (the “Closing”). The details and existence of this Transaction are confidential and should not be disclosed by you in any manner unless and only to the extent the Transaction is publicly announced by the Company or as requested by the Company. Please note that this offer of employment is contingent on the Closing and will become null and void if the Closing does not occur or if your employment with Tableau terminates for any reason prior to the Closing.

This offer of employment is also contingent upon acceptable results from a background investigation and eligibility to work in the United States. For purposes of federal immigration law, you will be required to provide the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your hire date, or your employment may be terminated. If you require work sponsorship, the Company will sponsor you for a work visa to the extent of your eligibility.

The following is a summary of the terms and provisions of this offer of employment:

I. Compensation

On the Effective Date and thereafter, you will receive the following:

Base Balmy

If you decide to join us, you will receive an initial annual base salary of $800,000, which will be paid semi-monthly in accordance with the Company’s normal payroll procedures. Your base salary and any other amounts or benefits you are entitled to receive from the Company will be paid or provided to you less applicable withholdings.

Discretionary Bonus

In addition, effective as of the Closing, you will be eligible to receive an initial annual discretionary bonus pursuant to the Company’s Kokua Bonus Plan based on your individual performance, Company performance, and the Company’s funding formula. Your initial bonus target for the Company’s fiscal year (February 1 through January 31) shall be 100% of your base salary and will be paid according to the terms of the Kokua Bonus Plan, which is subject to change at the Company’s discretion, and prorated accordingly for any fiscal year in which you do not work a full twelve months (including, for the avoidance of doubt, the fiscal year in which the Closing occurs). Immediately prior to the Closing, Tableau will pay you your target bonus under your bonus plan in effect with Tableau as of immediately prior to the Closing, and such bonus shall be prorated based on the number of days lapsed between January 1 of the year in which the Closing occurs and the date of the Closing.

II. Equity Grants

A. Company Retention RSUs and Options

Acquired Employee Retention Restricted Stock Unit (RSU) Grant

In connection with the Transaction, the Company will grant to you, subject to the approval of the Company’s Board of Directors, restricted stock units (“Acquired Employee Retention RSUs”), the number of which shall be calculated as follows: $5.5 million USD divided by the average closing sale price of one share of Company common stock as reported on the New York Stock Exchange during the two calendar months preceding the month in which the Acquired Employee Retention RSUs will be granted. So long as you remain an employee of the Company, 25% of the Acquired Employee Retention RSUs shall vest on the first anniversary of the grant date and 1/16th of the grant amount each quarter thereafter, subject to the terms and restrictions set forth in the Company equity plan(s) from which your equity award is granted, as may be modified from time to time (the “SFDC Option Plan”).

Any unvested Acquired Employee Retention RSUs will be forfeited in their entirety upon the termination of your employment for any reason, including your resignation.

One-Time Retention Restricted Stock Unit (RSU) Grant

In connection with the Transaction, the Company will grant to you, subject to the approval of the Company’s Board of Directors, restricted stock units (“One-Time Retention RSUs”), the number of which shall be calculated as follows: $4 million USD divided by the average closing sale price of one share of Company common stock as reported on the New York Stock Exchange during the two calendar months preceding the month in which the One-Time Retention RSUs will be granted. So long as you remain an employee of the Company, 40% of the grant amount shall vest on the third anniversary of the grant date and 60% of the grant amount shall vest on the fourth anniversary of the grant date, subject to the terms and restrictions set forth in the SFDC Option Plan.

Any unvested One-Time Retention RSUs will be forfeited in their entirety upon the termination of your employment for any reason, including your resignation.

Acquired Employee Stock Options

You will also be granted, subject to the approval of the Company’s Board of Directors, an option to acquire shares of Company common stock (“Acquired Employee Options”), the number of which shall be calculated as follows: $5.5 million USD divided by the average closing sale price of one share of salesforce common stock as reported on the New York Stock Exchange during the two calendar months preceding the month in which the Acquired Employee Options will be granted and divided by the salesforce option conversion factor. So long as you remain an employee of the Company, the Acquired Employee Options shall vest 25% on the first anniversary of the grant date, and 1/48th of the grant amount each month thereafter, subject to the terms and restrictions set forth in the SFDC Option Plan.

Any unvested Acquired Employee Options will be forfeited in their entirety upon the termination of your employment for any reason, including your resignation, except as otherwise provided in the applicable award agreement.

One-Time Retention Employee Stock Options

You will also be granted, subject to the approval of the Company’s Board of Directors, an option to acquire shares of Company common stock (“One-Time Retention Options”), the number of which shall be calculated as follows: $4 million USD divided by the average closing sale price of one share of salesforce common stock as reported on the New York Stock Exchange during the two calendar months preceding the month in which the One-Time Retention Options will be granted and divided by the salesforce option conversion factor. So long as you remain an employee of the Company, 40% of the One-Time Retention Options shall vest on the third anniversary of the grant date and 60% of the One-Time Retention Options shall vest on the fourth anniversary of the grant date, subject to the terms and restrictions set forth in the SFDC Option Plan.

Any unvested One-Time Retention Employee Options will be forfeited in their entirety upon the termination of your employment for any reason, including your resignation, except as otherwise provided in the applicable award agreement.

Conditions Applicable to Options and Retention RSUs

The above grants of Acquired Employee Retention RSUs, One-Time Retention RSUs, Acquired Employee Options and One-Time Retention Options are subject to the terms and conditions of the SFDC Option Plan and your grant agreement(s), which will be provided to you shortly after the grant date, and the laws of your state and/or country of residence. The vesting date of RSU grants and the grant price and vesting date of option grants will be set upon the Board’s approval and you will be notified in writing of the same. The Company will provide you with a copy of the SFDC Option Plan upon request.

The Company reserves the absolute right in its sole discretion to suspend, modify, cancel or terminate the SFDC Option Plan at any time without compensation to you or any other of the participating employees. For the avoidance of doubt, the immediately preceding sentence shall not be interpreted in a manner that would permit the Company to cancel any equity awards described in this Section II without consideration (except to the extent such cancellation without consideration is permitted under the terms of the SFDC Option Plan and the applicable award agreements). Your participation in the SFDC Option Plan is entirely voluntary and the benefits that are afforded under the SFDC Option Plan do not form an employment contract with the Company or its subsidiaries. The RSUs and options acquired under the SFDC Option Plan are not part of your salary or other remuneration for any purposes, including, in the event your employment is terminated, for purposes of computing payment during any notice period, payment in lieu of notice, severance pay, other termination compensation or indemnity (if any) or any similar payments. You remain responsible to comply with any applicable legal requirements in connection with your participation in the SFDC Option Plan and for any taxes arising from the grant, vesting or exercise of RSUs, options, the subsequent sale of your shares and the receipt of any dividends (regardless of any tax withholding and/or reporting obligations). Further, we recommend that you seek independent advice from your personal accountant or tax advisor at your own expense regarding the tax implications of your participation in the SFDC Option Plan. The foregoing should be read in conjunction with the SFDC Option Plan. If any provision in this offer letter at any time conflicts with any provisions of the SFDC Option Plan, the provisions of the SFDC Option Plan shall prevail.

B. Tableau Equity Awards

As of the Closing, any of your outstanding Tableau Equity Award(s) (as defined below) that are outstanding as of immediately prior to the Closing will be assumed and converted into award(s) of the same type(s) for, or to purchase or receive, as applicable, Company common stock in accordance with the terms and as calculated in the Merger Agreement; provided, however, that 50% of any Tableau Equity Awards scheduled to vest after the third anniversary of the Closing will instead vest on the second anniversary of Closing and 50% of any Tableau Equity Awards scheduled to vest after the third anniversary of the Closing will instead vest on the third anniversary of Closing, subject to your continued employment through the second and third anniversary of Closing, as applicable. “Tableau Equity Award” means any (i) outstanding options to purchase shares of Tableau common stock, (ii) Tableau restricted stock units and (iii) Tableau performance stock units (that will convert into Company restricted stock units in accordance with the Merger Agreement).

This offer letter should be read in conjunction with the Tableau equity plan, Tableau agreement governing such Tableau Equity Award(s), and the Merger Agreement. If any provision in this offer letter at any time conflicts with any provisions of the foregoing documents, the provisions of this offer letter will prevail.

C. Refresh Equity Awards

Commencing in March 2020, you will be eligible for annual refresh grants of equity awards relating to shares of the Company’s common stock as determined by the Compensation Committee of the Board in its sole discretion. The Company intends to recommend to the Compensation Committee of the Board that the amount of such refresh be $12 million USD with standard vesting terms. In March 2021, you will be eligible for a refresh grant of equity awards relating to shares of the Company’s common stock as determined by the Compensation Committee of the Board in its sole discretion. The Company intends to recommend to the Compensation Committee of the Board that the amount of such refresh be $13 million USD with standard vesting terms.

III. Amendment to Change in Control Severance Agreement

As a condition to the Company’s execution of the Merger Agreement, you acknowledge and agree that, effective as of the Closing, the Change in Control Severance Agreement by and between you and Tableau dated as of September 16, 2016 (your “CIC Agreement”) shall be amended as follows:

A.	The first sentence of Section 2(a)(ii) shall be amended such that the phrase “granted prior to the Change in Control” shall be inserted after “awards” and prior to “(the “Equity Awards”).”

B.	The definition of “Covered Termination” in your CIC Agreement shall be amended to delete the reference to “twelve (12)” and replace such reference with “thirty-six (36)”.

C.	Clause (i) of the definition of “Good Reason” in your CIC Agreement shall be amended and restated in its entirety as follows:

(i) (A) solely if such event occurs during the twelve (12) months following a Change in Control, a change in Executive’s reporting relationship or (B) a reduction in Executive’s grade level;

For the avoidance of doubt, except as modified by this paragraph III, your CIC Agreement shall remain in effect in accordance with its terms.

IV. Employee Benefits

As a Company employee, you are also eligible to receive certain employee benefits (including, without limitation, access to our corporate jet services for business purposes) commensurate with the employee benefits provided to similarly situated executives of the Company. The Company reserves the right to change the benefits and compensation programs at any time.

V. At-Will Employment

If you choose to accept this offer, your employment with the Company will be “at-will” and will be for no specified period. As a result, you will be free to resign at any time, for any reason or for no reason, as you deem appropriate. The Company will have a similar right and may conclude its employment relationship with you at any time, with or without cause or advance notice. This also means that the Company can change or modify the terms and conditions of your employment including, without limitation, your job duties, reporting structure and compensation, at any time with or without cause. Nothing in this offer letter modifies or changes your status as an at-will employee. Notwithstanding the foregoing paragraph, the Company cannot modify your compensation as described in Sections I, II and III of this offer without your consent.

VI. Obligations to Third Parties

In your work for the Company, you will be prohibited from using or disclosing any confidential, proprietary or trade secret information of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be required to use only information that is generally known and used by persons with training and experience comparable to your own, is common knowledge in the industry or otherwise legally in the public domain, or is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises or use in your work for the Company any unpublished documents or property belonging to any former employer or third party that you are not authorized to use and disclose. You further represent that when working for the Company, you will not violate the terms of any restrictive contract you might have signed with a former employer or other person. By accepting employment with the Company, you are representing that you will be able to perform your job duties within these parameters.

In the event any previous employer of yours alleges that your joining the Company is a breach of a non-compete or other restrictive-covenant agreement between you and that employer, you understand that the Company will not indemnify you or pay for your representation against any such claims. You further understand that if a court or arbitrator determines or mandates that you may not work for the Company for a period of time as a result of a restrictive covenant that you signed with a previous employer, you will not be entitled to any pay or equity vesting from the Company during that period and the Company may terminate your employment. You understand that you are responsible for obtaining your own legal advice on the enforceability and extent of any restrictive covenants you have signed with any former employer.

VII. Arbitration Agreement

Attached to this offer letter is an arbitration agreement for your review. Once you have reviewed it, please sign and date it where indicated and return it along with the other documents provided with this offer letter in the enclosed envelope.

VIII. Outside Business Activities and Board Membership

Because of the nature of the Company’s business and the identities of our customers, partners and prospects, outside activities (including for example sitting on the board of another company) may present many areas of actual or potential conflict. If you wish to engage in any outside activities that take time away from your job at the Company, create a possible conflict with the Company or are related in any way to the Company’s business, you must disclose these activities to the Company immediately and prior to your start date. As discussed, you may serve on one board of another non-competitive company subject to the Company’s consent in accordance with the terms of its policies; provided that the Company’s consent to your service on such board shall not be unreasonably withheld.

IX. Section 409A

The Company intends for all payments and benefits under this offer letter to comply with or be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and any guidance promulgated thereunder (“Section 409A”) so that you will not be subject to an additional tax under Section 409A on any payments or benefits under this offer letter, and any ambiguities or ambiguous terms herein will be interpreted to so comply or be exempt. As a result, payment of all or a portion of any termination-related benefits will be delayed until the first payroll date that occurs on or after the date that is 6 months and 1 day following your termination of employment if and to the extent necessary to avoid subjecting you to an additional tax under Section 409A on any such termination-related payments. In addition, each payment and benefit payable under this offer letter is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. You and the Company agree to work together in good faith to consider amendments to this offer letter and to take such reasonable actions that are necessary, appropriate or desirable to avoid subjecting you to an additional tax or income recognition under Section 409A prior to actual payment of any payments and benefits under this offer letter, as applicable. In no event will the Company reimburse you for any taxes that may be imposed on you as a result of Section 409A.

X. Miscellaneous

You will be asked to provide your social security number for an 1-9 form as part of your on-boarding process. Please note that we will also be using your social security number for purposes of benefits and payroll administration.

This offer letter fully sets forth all of your compensation information and other terms of your employment with the Company, and you agree that in making your decision to join the Company you are not relying on any oral or other representations concerning any other compensation or consideration or the duration of your employment with the Company, or any other terms of employment.

To indicate your acceptance of the Company’s offer, please sign and date this offer letter in Docusign. In addition to this offer letter and the attached Arbitration Agreement, you will also be required to sign an Employee Inventions and Proprietary Rights Assignment Agreement (“Proprietary Rights Agreement”) and the Company’s Global Employee Handbook and Code of Conduct as a condition of your employment. This offer letter, along with any agreements relating to proprietary rights between you and the Company (including the Proprietary Rights Agreement), and the Arbitration Agreement supersede any prior representations and agreements that may have been made to you by Tableau, or agreements between you and Tableau regarding your employment with Tableau (and all amendments thereto), compensation (including commissions and severance), promises of equity awards, acceleration and/or extension of exercisability of equity awards and any notice of termination provisions; provided that your rights under the terms of your Tableau Equity Awards, as such rights are modified by this offer of employment, shall remain in effect. Any such commitments or promises by Tableau will end immediately prior to the Closing. Any revision or amendment of at-will employment or the arbitration agreement or this offer of employment must be in writing signed by the parties. No oral statements or representations can change the provisions of this offer letter.

We look forward to working with you at salesforce.com. Welcome aboard!

Best Regards,

Steve Pickle
EVP & Interim Chief People Officer

AGREED TO AND ACCEPTED

Adam Selipsky